HOMELAND INTEGRATED SECURITY SYSTEMS, INC.
ONE TOWN SQUARE BOULEVARD, SUITE 347
ASHEVILLE, NORTH CAROLINA 28803

February 7, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:    Homeland Integrated Security Systems, Inc. (the "Company")
         Registration Statement on Form SB-2
               Filed December 05, 2005
               File No. 333-130129

Ladies and Gentlemen:

    We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Frank Moody at 828-242-6652.

Thank you for your assistance in this matter.

HOMELAND INTEGRATED SECURITY SYSTEMS, INC.

By:	/s/ Frank Moody
Frank Moody President